[redacted]

13014272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MELIO SECURITIES COMPANY, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Northfield Plaza - Suite 300
(No. and Street)

Northfield	Illinois	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Melio — 847-441-2900
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

John R. Steger, CPA
(Name - *if individual, state last, first middle name)*

401 S. LaSalle St, Suite 606	Chicago	Illinois	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

☐OATH OR AFFIRMATION

I, ___Mark T. Melio______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Melio Securities Company, LLC_____ ______________________________, as of ____December 31, 2012 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None____

Signature

Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
MARY ANN DOHERTY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-2-2013

This report ** contains (check all applicable boxes):

☒ (a) Facing Page
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation
☒ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

MELIO SECURITIES COMPANY LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

CONTENTS

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 SOUTH LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
(312) 786-5974

To the Member of
Melio Securities Company LLC
Northfield, Illinois

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Melio Securities Company LLC as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melio Securities Company LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 10-11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-11 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Steger, CPA

February 15, 2013
Chicago, Illinois

MELIO SECURITIES COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 57,094
Total assets	$ 57,094

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 2,455
Total liabilities	2,455
Total member's equity	54,639
Total liabilities and member's equity	$ 57,094

See notes to financial statements.

MELIO SECURITIES COMPANY LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Advisory fees	$ 25,000	
Total revenues		$ 25,000
Expenses:		
Communications and data processing	$ 3,043	
Occupancy expenses	4,200	
Other operating expenses	19,588	
Total expenses		26,831
Net loss		$ (1,831)

See notes to financial statements.

MELIO SECURITIES COMPANY LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance at beginning of period	$	56,470
Net loss		(1,831)
Capital contribution		-
Distributions to member		-
Balance at end of period	$	54,639

See notes to financial statements.

MELIO SECURITIES COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net loss	$ (1,831)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	(5,709)	
Net cash used by operating activities		$ (7,540)
Net decrease in cash		(7,540)
Cash at beginning of period		64,634
Cash at end of period		$ 57,094

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois limited liability company organized in April 2009 and is a wholly owned subsidiary of Melio and Company, LLC. The Company is currently approved to serve as a placement agent on taxable and tax-exempt private placements, and supports clients with broad access to the taxable and tax-exempt debt and derivative capital markets.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2012.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a broker dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital of $54,639 which was $49,639 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.49 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2009 through 2011 remain subject to examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2012.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company affiliated through common ownership. The agreement calls for payments by the Company of $507 per month for administrative, office and occupancy costs. Payments under this agreement for the year ended December 31, 2012 were $6,084.

Amounts due to this affiliated company were $955 at December 31, 2012

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15, 2013, the date the statements were available to be issued.

NOTE 7. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is an Illinois limited liability company established April 2009, with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

SUPPLEMENTARY INFORMATION

MELIO SECURITIES COMPANY LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

Total member's equity qualified for net capital	$	54,639
Deductions:		
Non-allowable assets		-
Other deductions		-
Net capital before haircuts on securities positions		54,639
Haircuts on securities		-
Net capital	$	54,639

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$	164
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	49,639

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	2,455
Percentage of aggregate indebtedness to net capital		4.49 %

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

MELIO SECURITIES COMPANY LLC

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i) of that rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 SOUTH LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
(312) 786-5974

To the Member of
Melio Securities Company LLC
Northfield, Illinois

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Melio Securities Company LLC ("Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John R. Steger, CPA

February 15, 2013
Chicago, Illinois

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 SOUTH LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
(3312)786-5974

Member of
Melio Securities Company LLC
Northfield, Illinois

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Melio Securities Company LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Melio Securities Company LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Melio Securities Company LLC's management is responsible for Melio Securities Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John R. Steger, CPA

February 15, 2013
Chicago, Illinois

MELIO SECURITIES COMPANY LLC

SIPC-7 GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2012

General assessment	$	63
Less payment made with SIPC-6		-
Less payment made with SIPC-7		-
Less prior overpayment applied		(322)
Total assessment balance due (overpaid)		(259)

Total revenue	$	25,000
Additions		-
Deductions		-
SIPC Net Operating Revenues	$	25,000
General Assessment @ .0025	$	63

MELIO SECURITIES COMPANY LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012